

June 8, 2017

Via E-mail
Anthony Maretic
Chief Financial Officer, Treasurer and Secretary
City Office REIT, Inc.
1075 West Georgia Street, Suite 2010
Vancouver, British Columbia
Canada V6E 3C9

> **Re:** **City Office REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2017**
> **File No. 333-218419**

Dear Mr. Maretic:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David C. Wright, Esq.
James V. Davidson, Esq.
Hunton & Williams LLP
Via E-mail